Prospectus Supplement No. 8	Filed pursuant to Rule 424(b)(3)
(To Prospectus dated June 15, 2022)	Registration Statement No. 333-264363

STARRY GROUP HOLDINGS, INC.

This prospectus supplement updates, amends and supplements the prospectus dated June 15, 2022, as previously supplemented and amended (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-264363), as amended. Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend, and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 20, 2022, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our shares of Class A common stock are listed on The New York Stock Exchange (the “NYSE”) under the symbol “STRY.” On October 19, 2022, the closing sale price of our Class A common stock was $1.32 per share. Our warrants are listed on the NYSE under the symbol “STRY WS.” On October 19, 2022, the closing sale price of our warrants was $0.17 per warrant.

Investing in shares of our Class A common stock or warrants involves risks that are described in the “Risk Factors” section beginning on page 9 of the Prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 20, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 19, 2022

STARRY GROUP HOLDINGS, INC.

(Exact name of Registrant as Specified in its Charter)

Delaware	001-41336	87-4759355
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

38 Chauncy Street, Suite 200 Boston, MA	02111
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (617) 861-8300

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	STRY	The New York Stock Exchange
Warrants to purchase 1.2415 shares of Class A common stock, each at an exercise price of $9.13 per 1.2415 shares of Class A common stock	STRY WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.02	Results of Operations and Financial Condition.

On October 20, 2022, Starry Group Holdings, Inc. (the “Company”) announced certain operational results for the quarter ended September 30, 2022. The full text of the press release issued by the Company in connection with the announcement is furnished as Exhibit 99.1 to this Current Report on Form 8-K. In the press release, the Company also announced various cost-cutting measures to conserve capital as it explores strategic options and that, in light of those measures, it was withdrawing full year 2022 guidance.

In accordance with General Instruction B.2 of Form 8-K, the information contained or incorporated in this Item 2.02, including the press release furnished herewith as Exhibit 99.1, shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, regardless of any general incorporation language in such filing, except as shall be expressly set forth by specific reference in such a filing.

Item 2.05	Costs Associated with Exit or Disposal Activities.

On October 19, 2022, the Board of Directors of the Company approved a reduction in the Company’s current workforce by approximately 500 employees, representing approximately 50% of the Company’s total workforce. The decision was based on cost-reduction initiatives intended to reduce operating expenses and allow the Company to focus on serving its existing core markets and customers.

The Company currently estimates that it will incur one-time cash charges of approximately $3.0 million in connection with the reduction in force, primarily consisting of notice period and severance payments, employee benefits and related costs. The Company expects that the majority of these charges will be incurred in the fourth quarter of 2022, and that the reduction in force will be substantially complete by the end of 2022. The charges the Company expects to incur are subject to assumptions, and actual charges may differ from the estimate disclosed above.

In aggregate, over the next twelve months, the reduction in force is expected to result in approximately $48.0 million in cash operating expense savings related to foregone salaries and benefits. The Company also anticipates approximately $10.4 million in non-cash savings related to share-based compensation expense that will no longer be recognized due to the cancellation of previously granted, unvested equity awards. Approximately $0.8 million of such non-cash savings had previously been recognized as share-based compensation expense and will be reversed in the fourth quarter of 2022. In the future, there may also be incremental one-time charges associated with the Company’s non-work force related cost savings actions.

Item 7.01.	Regulation FD Disclosure.

On October 20, 2022, the Company issued a press release announcing the Company’s operating results for the three months ended September 30, 2022 and various cost-cutting measures to conserve capital as it explores strategic options. Among those measures is the above-described reduction in the Company’s current workforce. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K. In accordance with General Instruction B.2. of Form 8-K, the information contained or incorporated in this Item 7.01, including the press release furnished herewith as Exhibit 99.1, shall not be deemed “filed” for the purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filing, except as shall be expressly set forth by specific reference in such filing.

Forward-Looking Statements

This Current Report on Form 8-K includes statements that may constitute “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, express or implied forward-looking statements relating to our expectations regarding our plans, objectives and expectations relating to our reduction in force, including timing, potential cost savings and expected impacts to our financial results and operations, our strategy, competitive position and opportunities in the marketplace, and our anticipated business and financial performance. These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from those contemplated in these forward-looking statements. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Factors that could cause actual results to differ materially from those expressed or implied include our limited remaining available cash, our ability to remain in compliance with and not in default under our credit facility, our potential inability to timely procure additional financing or other strategic option on favorable terms, or at all, our potential inability to realize the expected benefits of the announced reduction in workforce and other cost-cutting measures and the risks and uncertainties described in the “Risk Factors” section of our Annual Report on Form 10-K and other filings with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as may be required under applicable securities laws.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

99.1	Press Release, dated October 20, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Starry Group Holdings, Inc.

Date: October 20, 2022	By:	/s/ Chaitanya Kanojia
	Name:	Chaitanya Kanojia
	Title:	Chief Executive Officer

Exhibit 99.1

FOR IMMEDIATE RELEASE

PRESS RELEASE 37-22

Starry Announces Strong Third Quarter 2022 Operational Results; Takes Cost-Cutting Measures to Conserve Capital as It Explores Strategic Options

Starry closes 3Q again demonstrating strong execution with a record increase of more than 10,000 customer relationships in the quarter;

Announces reduction in workforce and other significant cost-cutting measures to extend capital runway.

Boston, Mass. (October 20, 2022) – Starry Group Holdings, Inc. (NYSE: STRY) (the “Company” or “Starry”), a licensed fixed wireless technology developer and internet service provider, today announced operational results for the third quarter of 2022, which show that Starry successfully delivered strong growth in customer relationships to 91,297, while also increasing the number of homes serviceable to 5.96 million and driving penetration of homes serviceable. Starry also announced that its digital equity program, Starry Connect, now reaches more than 87,000 units of public and affordable housing, an 83% increase year-over-year.

The Company also announced that it is implementing cost-cutting measures to conserve capital and improve its capital runway as it explores all strategic options. These measures include:

•	An approximately 50% reduction in its workforce;

•	A freeze on hiring and non-essential expenditures;

•	A focus on penetrating its deployed network and deployed buildings where it has already invested capital; and

•	Withdrawing from participation in the Federal Communications Commission’s (FCC) Rural Digital Opportunity Fund (RDOF) program.

Further, the Company announced that, in light of the above measures, it is withdrawing full year 2022 guidance.

“Starry continues to execute well and our third quarter operating results show it, with our focus on increasing penetration and customer relationships in our dense urban markets with multi-tenant buildings,” said Chet Kanojia, Starry’s Chief Executive Officer. “Even so, the aggressive measures we announced today were needed to curtail our cash burn while we pursue strategic options.”

“This is an extremely difficult economic climate and capital environment, and at present we don’t have the capital to fund our rapid growth. Because of that, we’re focusing our energies on our core business: serving multi-tenant buildings in our existing dense urban markets. Last week, we made the tough decision to withdraw from the FCC’s RDOF program. While participation in this important program fit within our strategic vision in 2020, changing capital needs, changing capital environments, and continued success in the urban multi-tenant market forced a decision to take a step back and focus our energies and capital on executing on our core business plan. And this week we made the very difficult decision to let go approximately half of our workforce—many of our colleagues who helped build Starry.”

“Today is a very tough day for our Starry team, but I want to be clear: Starry remains open for business. We, like so many others, are making the difficult calls now and taking steps that will allow us to be laser-focused on financing the business over the long-term and continue serving our markets.”

Q3 Operational Highlights:

•

Homes Serviceable: As of the end of the third quarter, homes serviceable were 5.96 million, an increase of 18% year-over-year. The growth in homes serviceable was due to network improvements and expansion in existing markets.

•

Customer Relationships: As of the end of the third quarter, customer relationships were 91,297, an increase of 66% year-over-year. The net additions in the quarter were a record 10,347. Starry saw growth in customer relationships in each of its six markets during the quarter.

•

Penetration of homes serviceable: The Company increased penetration by 44 bps year-over-year to 1.53% by focusing sales and marketing efforts primarily on multiple dwelling units where Starry equipment had previously been installed.

Third Quarter 2022 Operational Update Snapshot

	As of September 30, 2022	As of September 30, 2021	YOY % Change
Homes Serviceable (a)	5,960,685	5,065,304	18%
Customer Relationships (b)	91,297	55,078	66%
Penetration of Homes Serviceable (c)	1.53%	1.09%	+44 bps
Availability of Starry Connect Program (d)	87,586	47,816	83%

(a)

Homes Serviceable are the estimated households that we could serve using the network that we have deployed in our markets at a given date. These estimates are based upon the information available at this time.

(b)

Customer Relationships include customers who have signed up for a service and all units that are billed under our bulk billing arrangements where a building owner, association, or other third-party is invoiced for a specific number of units within multiple dwelling unit buildings.

(c)

Penetration of Homes Serviceable is the ratio of the total number of Customer Relationships to the total number of Homes Serviceable and represents the percentage of households that can receive service with which we have developed a Customer Relationship.

(d)	Represents total units within communities with which Starry has an agreement to provide service; Starry Connect customer relationships are a subset of these units.

Full financial results for the third quarter of 2022 will be released before the market opens on November 2, 2022.

###

About Starry Group Holdings, Inc.

At Starry (NYSE: STRY), we believe the future is built on connectivity and that connecting people and communities to high-speed, broadband internet should be simple and affordable. Using our innovative, wideband hybrid-fiber fixed wireless technology, Starry is deploying gigabit capable broadband to the home without bundles, data caps, or long-term contracts. Starry is a different kind of internet service provider. We’re building a platform for the future by putting our customers first, protecting their privacy, ensuring access to an open and neutral net, and making affordable connectivity and digital equity a priority. Headquartered in Boston, Starry is currently available in Boston, New York City, Los Angeles, Washington, DC, Denver and Columbus, OH. To learn more about Starry or to join our team and help us build a better internet, visit: https://starry.com.

Forward-Looking Statements

This press release includes statements that may constitute “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, express or implied forward-looking statements relating to our implementation and the anticipated impact of our announced reduction in workforce and other cost-cutting measures, expectations regarding execution of our strategy, competitive position and opportunities in the marketplace, and our anticipated business and financial performance. These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from those contemplated in these forward-looking statements. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Factors that could cause actual results to differ materially from those expressed or implied include our limited remaining available cash, our ability to remain in compliance with and not in default under our credit facility, our potential inability to timely procure additional financing or other strategic option on favorable terms, or at all, our potential inability to realize the expected benefits of the announced reduction in workforce and other cost-cutting measures and the risks and uncertainties described in the “Risk Factors” section of our Annual Report on Form 10-K and other filings with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as may be required under applicable securities laws.

Investor Contact:

Ben Barrett, Starry

bbarrett@starry.com

investors@starry.com

Media Contact:

Mimi Ryals, Starry

mryals@starry.com

press@starry.com